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Washington, D.C.

File No. 038284-0001

October 13, 2004

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11 Filed August 2, 2004
File No. 333-117865

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 2 to the Company’s Registration Statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission on October 13, 2004 (the “Registration Statement”). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated October 8, 2004 (the “Comment Letter”), and addressed to Mr. Michael F. Foust, Chief Executive Officer of the Company. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

General

1.	We note your response to our prior comment 3. Please supplementally confirm that the Primetrica and CBRE publication are non-subscription publications or subscription publications of general circulation.

Response: The Company supplementally confirms that the CBRE data is publicly available and that the cited publications are downloadable from CBRE’s website. The Company has revised the disclosure in the Amendment, to cite expressly to PriMetrica data as the basis for the following statements:

Elaine Wolff

October 13, 2004

Industry Background/Market Opportunity Section

•	According to PriMetrica, Inc., an independent research firm which tracks Internet service providers and facilities, there are 340 Internet gateway and collocation facilities comprising 38 million square feet located in ten major U.S. cities.

Business and Properties Section

•	Based on data from PriMetrica, Inc., we believe that the Dallas central business district, where this property is located, contains one of the largest aggregations of telecommunications carriers in the Southwest.

•	Based on data from PriMetrica, Inc., we believe that the central business district of Los Angeles, where the Carrier Center building is located, contains one of the largest aggregations of telecommunications carriers on the West Coast.

The Company has obtained and filed the consent of PriMetrica as Exhibit 99.9 to the Registration Statement.

2.	We note your response to our prior comment 4. Please provide supplemental support for the following statements:

•	p. 74 “Since inception, our predecessor has made selective acquisitions…”

Response: The Company supplementally informs the Staff that, since the inception of GI Partners in 2001, GI Partners has reviewed 759 potential properties for acquisition. Of these, GI Partners conducted preliminary diligence or performed additional preliminary analysis on 206 of the properties, made offers on 74 of the properties and has either purchased or is under contract to purchase 25 of the properties.

•	p. 75 “In our target metropolitan markets, we believe that there are typically only a few buildings…”

Response: The Company supplementally informs the Staff that the Company bases its belief on data from PriMetrica, Inc.’s “Colocation 2004,” a subscription report for which the Company has obtained and filed a consent, which indicates that there is only approximately 38 million square feet of collocation space in the ten major cities referenced in the PriMetrica report. In contrast, publicly available data from CBRE indicates that there is a total of approximately 1.6 billion square feet of office space in these cities. Collocation space is thus only 2.4% of available office space.

The network access points referred to by the Company in the passage cited by the Staff are a further subset of this 2.4%

Elaine Wolff

October 13, 2004

•	p. 75 “We have historically had success in re-tenanting vacant telecommunications space…”

Response: The Company supplementally informs the Staff that the Company successfully re-tenanted 51,881 net rentable square feet of telecommunications infrastructure space in Univision Tower and 36 Northeast Second Street out of a total of 89,751 net rentable square feet of vacated space. The Company’s additional tenant improvement cost for this space was only $81 per square foot. The Company also successfully re-tenanted 105,000 net rentable square feet of a telecommunications infrastructure space in a property that was subsequently sold to the new tenant prior to the initial filing of the Registration Statement. The Company did not incur any additional tenant improvement cost in connection with re-tenanting this space.

•	p. 77 “We have historically had success in re-tenanting vacant manufacturing space…”

Response: The Company supplementally informs the Staff that the Company successfully re-tenanted the 183,050 net rentable square feet Maxtor Manufacturing Facility, which was the Company’s only vacant manufacturing space. The Company did not incur any additional tenant improvement cost in connection with re-tenanting this space.

Prospectus Summary, page 1

Summary Risk Factors, page 4

3.	We note your new disclosure regarding restrictions in your existing debt agreements and the potential sources of funds for your initial distributions. Please clarify how your existing debt agreements limit your flexibility in making your estimated distributions and whether the “borrowings” currently referenced refer to borrowings under existing agreements or new agreements. Please make conforming changes to page 35.

Response: In response to the Staff’s comment, the Company has revised the referenced summary risk factor and risk factor to include the requested disclosure.

Elaine Wolff

October 13, 2004

Benefits to Contributors and Related Parties, page 11

4.	We note your response to our prior comment 19. Please limit this section to a summary of the most significant benefits to related parties. For example, the benefits to contributors that are not related parties may be more appropriate for the body of the prospectus. In addition, the disclosure relating to the interests of CB Richard Ellis Investors and Messrs. Magnuson, Foust and Peterson in GI Manager may also be more appropriate for the body of the prospectus.

Response: In response to the Staff’s comment, the Company has revised the summary “Benefits to Related Parties” section to remove disclosure of the benefits to contributors that are not related parties, as well as to limit the summary to only the most significant benefits to related parties. The Company confirms that all disclosure deleted from the summary appears in the body of the prospectus.

5.	Please provide additional disclosure in the summary or in the body of the prospectus on the distributions permitted to be made by the property owning entities to be acquired in the formation transactions to GI Partners. In particular, please describe the nature of these distributions and disclose whether you assumed such distributions were made when valuing the property entities.

Response: In response to the Staff’s comment, the Company has revised the “Certain Relationships and Related Transactions” section of the body of the prospectus to include the requested disclosure under the caption “GI Partners Contribution Agreement.”

This Offering, page 15

6.	Please add the dollar amounts of the existing indebtedness and the GI Partners loan to be repaid with the proceeds of the offering.

Response: In response to the Staff’s comment, the Company has added the dollar amounts of existing indebtedness and the GI Partners loan that will be repaid with proceeds of the offering.

Risk Factors, Page 17

We may be unable to source off-market deal flow in the future, page 24

7.	Please revise the risk factor to discuss that both CalPers and CBRE assist in sourcing off-market deals, that each will reduce their investment in the company in connection with this offering and that each may dispose of its remaining interest in the future.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide the requested disclosure.

Elaine Wolff

October 13, 2004

Affiliates of our underwriters will receive benefits in connection with this offering and the formation transactions, page

34

8.	We note your response to our prior comment 36. Please provide detail on why conflicts of interest for the underwriters pose a risk for investors.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide the requested detail.

Dilution, page 46

9.	In the table on page 47, please disclose in a footnote the calculation of the cash net tangible book value of contributions for the units issued in connection with the formation transactions.

Response: In response to the Staff’s comment, the Company has revised the referenced table in the “Dilution” section to provide the requested footnote disclosure.

Industry Background/Market Opportunity, page 74

10.	We note your response to our prior comment 52. Please supplementally explain the rationale for including in your tenant lists that are not among your top 20. Are these tenants notable in that they are the largest tenants for a particular business sector or geographic area?

Response: In response to the Staff’s comment, the Company included 7 companies in the tenant lists in the referenced section which are among the Company’s second 20 largest tenants because the Company believes that inclusion of these companies will foster a better understanding among potential investors of the Company’s business and market opportunities. The Company believes that because these companies are among the Company’s top 25% tenants, they are representative of the Company’s complete tenant list for each property type in terms of size and importance.

Certain Relationships and Related Transactions, page 128

200 Paul Avenue and 1100 Space Park Drive Property Management Agreement, page 131

11.	Please disclose why the company has entered into a third party property management agreement for these properties.

Response: In response to the Staff’s comment, the Company has revised the “Certain Relationships and Related Transactions” section to provide the requested disclosure.

Elaine Wolff

October 13, 2004

Non-Competition Agreement with Global Innovation Partners, LLC, page 133

12.	Please disclose that the agreement permits GI Partners to manage non-owned properties and that, in the event GI Partners acquires a competing property in violation of the agreement, the sole remedy of the company is to purchase the property from GI Partners at cost within 90 days.

Response: In response to the Staff’s comment, the Company has revised the “Certain Relationships and Related Transactions” section to provide the requested disclosure with respect to the non-competition agreement with GI Partners.

Financial Statements

General

13.	We have read and considered your response to comment 76. Please supplementally confirm that, as we assume, if the acquired property is encumbered with mortgage debt which will continue after the acquisition you included that debt as part of the acquisition cost when determining significance.

Response: The Company supplementally confirms to the Staff that the Staff’s assumption is correct. If the acquired property is encumbered with mortgage debt that will be assumed by Company, such debt is included, along with cash payments and the value of any operating partnership units to be granted to acquire a property, as part of the acquisition cost when determining significance for the financial reporting requirements of Rule 3-14 of Regulation S-X.

14.	We were unable to determine whether you complied with Rule 3-14 of Regulation S-X with respect to individually insignificant acquisitions (both completed and probable acquisitions) during the interim period. You indicate six properties in this category but only indicate five acquisition prices. Also, it is unclear how you determined the aggregate acquisition cost of the properties for which financial statements are included.

Please revise your response as appropriate to address our comment clearly and completely.

Response: The estimated acquisition price for 1100 Space Park Drive was erroneously not included in last paragraph in the Company’s response to comment 76 in the Company’s response letter dated September 17, 2004. As a result, the aggregate acquisition cost amounts included in this paragraph were misstated. The paragraph, which has been marked for changes, was intended to read as follows:

The six individually insignificant acquisitions and probable acquisitions for 2004 consist of 100 Technology Center, Webb at LBJ, AboveNet Data Center, 1100 Space Park Drive, Siemens Building and eBay Sacramento Data Center, which have purchase prices of

Elaine Wolff

October 13, 2004

approximately $38 million, $47 million, $37 million, $35 million, $17 million and $14 million, respectively, for an aggregate of approximately $188 million. Audited statements of revenues and certain expenses have been included in the Registration Statement for four of these six properties, 100 Technology Center, Webb at LBJ, AboveNet Data Center, and 1100 Space Park Drive, which have purchase prices totaling $157 million. Accordingly, the Company has included audited financial statements for 67% of the number of individually insignificant acquisitions and 84% of the aggregate dollar amount of individually insignificant acquisitions, including audited financial statements for all individually insignificant acquisitions in excess of 5% of total assets at year end.

Note 3 Investments in Real Estate, page F-33

15.	We have read and considered your response to comment 86, but remain of the view that the requested disclosure should be included. Please revise note 3 as appropriate.

Response: The Company continues to believe that its acquisitions of properties constitute acquisitions of productive assets rather than acquisitions of businesses and therefore the disclosure requirements of paragraphs 51 through 55 of SFAS 141 are not applicable to the Company.

In addition to the discussion included in the Company’s response to the Staff’s comment number 86 in the Company’s response letter dated September 17, 2004, the Company respectfully submits that Example 1, Scenario 1 included in Exhibit 98-3A to EITF 98-3 provides additional support for the Company’s conclusion. In Scenario 1, the acquisition includes long-lived assets consisting of building, equipment and an intangible asset consisting of an FCC license and excludes access to necessary rights (contracts for programming), employees, station processes and the ability to access customers. The EITF concluded that the acquisition described in Scenario 1 is not able, on a standalone basis, to continue normal operations and sustain its revenue stream and, therefore, is not a business.

Scenario 1 is similar to the Company’s situation. When the Company acquires a property, it acquires long-lived assets consisting of land, building and improvements and the intangible assets related to leases that are in place. It does not acquire employees or processes related to any aspects of asset and property management, including the computer systems and processes to administer the tenant’s lease agreements. Furthermore, it does not acquire the ability to access potential tenants to occupy space in the property when the existing leases expire and for space that is vacant as of the date of acquisition or employees to negotiate leases. The Company believes that the missing elements taken as a whole are more than minor because they cannot be obtained easily and would require significant costs to obtain. The Company concludes that a property is not able, on a standalone basis, to continue normal operations and sustain its revenue stream and, therefore, a property is not a business.

Elaine Wolff

October 13, 2004

In addition, the Company’s auditors consulted with their national office, including Terri Iannaconi, on this issue and KPMG’s national office agreed with the Company’s conclusion.

Exhibits

Legal Opinion

16.	If the charter is filed with and accepted by the SDAT prior to effectiveness, then assumption number 6 is not appropriate. Please revise accordingly.

Response: Venable LLP has informed the Company that it will remove the referenced assumption from their opinion on the basis that the Articles of Amendment and Restatement are filed with and accepted by the SDAT prior to effectiveness of the Registration Statement. The Company is supplementally providing the Staff a copy of the revised Exhibit 5.1 legal opinion marked to show the deletion of the referenced assumption.

* * * *

In addition, in further response to comment 65 from the Staff’s prior letter dated September 2, 2004, the Company supplementally confirms that its additional independent director nominees, Laurence A. Chapman, Kathleen Earley Reed and Dennis E. Singleton are not affiliated with a significant shareholder.

In further response to comment 73 from the Staff’s prior letter dated September 2, 2004, the Company supplementally informs the Staff that Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the representatives of the underwriters, have advised the Company that the representatives do not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering. However, it is possible that an electronic prospectus may be posted by any member of the underwriting syndicate. The representatives have advised the Company that none of the agreements they have with the other underwriters contractually limits the ability of those underwriters to make such a posting. The representatives have also advised the Company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

The Company has been advised by the representatives that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and a NASD member. However, due to the nature of the syndication process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which

Elaine Wolff

October 13, 2004

these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the representatives know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the representatives do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

To address the Staff’s concerns, the representatives will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of the common stock of Digital Realty Trust, Inc. unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by the representatives that syndicate members will so comply, there would not appear to be a regulatory need to make the representatives responsible for the Internet activities of other syndicate members. Joint bookrunning managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

* * * *

Elaine Wolff

October 13, 2004

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-8371 or Keith Benson at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian Kleindorfer

Julian Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	John J. Huber, Latham & Watkins LLP
Michael McTiernan, Esq., United States Securities and Exchange Commission
Michael F. Foust, Digital Realty Trust, Inc.

Annex A

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

~~September~~October ___, 2004

Digital Realty Trust, Inc.

Suite 280

2730 Sand Hill Road

Menlo Park, California 94025

Re:	Registration Statement on Form S-11 (No. 333-117865)

Ladies and Gentlemen:

We have served as Maryland counsel to Digital Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to ________ shares (the “Shares”) of Common Stock, $.01 par value per share, of the Company (the “Common Stock”), to be issued by the Company in an underwritten public offering, covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

~~3. The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;~~

4. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, (a) the authorization and filing of the Registration Statement, (b) the sale, issuance and registration of the Shares and (c) the appointment of a Pricing Committee of the Board (the “Pricing Committee”) to determine certain terms of the issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

~~5. Prior to the issuance of any Shares by the Company, the Charter will have been filed with, and accepted for record by, the SDAT.~~

6. The Shares will not be issued in violation of any restriction or limitation contained in Article VI (Restriction on Transfer and Ownership of Shares) of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and to the extent issued in accordance with the Charter, the Registration Statement, the Resolutions and any other resolutions adopted by the Board or the Pricing Committee relating to the Shares, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein in the section entitled “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,